Adjustment of Pro Forma Figures in TeliaSonera's Year-end Report, January-December 2002

STOCKHOLM, Sweden, Feb. 26, 2003 (PRIMEZONE) -- In TeliaSonera's (Nasdaq:TLSN) Year-End Report 2002, published on February 19, 2003, calculation errors regarding the pro forma figures for 2002 have been noted. The corrections concern eliminations of Com hem and Telia Finland, among others, in the column "Adjustments." Corrections have also been made regarding pro forma taxes.

Neither the legal results nor Telia's stand-alone or Sonera's stand-alone results are affected.

TeliaSonera's outlooks, stated in the report, are not affected by the corrected pro forma figures.

The correct pro forma figures are shown below in tables corresponding to the year-end report.

As stated in the year-end report, TeliaSonera is in the process of acquiring the remaining outstanding shares and warrants in Sonera; thus, the final amounts of fair value adjustments and goodwill are subject to refinement. This may later on lead to further adjustments of the pro forma figures.

 TeliaSonera pro forma(a) -- Review of Earnings

                                       January-December
                                2002       2001      2002       2001
                                msek       msek    meur(b)     meur(b)
 Net sales                    80,979     80,925     8,809      8,803
 Change in net sales (%)         0.1        9.3       0.1        9.3
 Underlying ebitda            25,457     21,768     2,769      2,368
 Underlying ebitda margin (%)   31.4       26.9      31.4       26.9
 Operating income            -45,958      9,586    -5,000      1,043
 Underlying operating          7,320     -1,514       796       -165
 income
 Free cash flow                9,534     -7,008       973       -762
 capex                        11,459     21,189     1,246      2,305

 (a) Assuming a 100% ownership of Sonera and excluding Telia's
     Finnish mobile operations and Swedish cable TV operations

 (b) For convenience only, conversion rate: SEK 1 = EUR 0.10878.

                        Telia  Sonera    Baltic   Adjust-    Pro forma
 MSEK                                  entities     ments         2002
 Net sales             57,138  20,505     6,199    -2,863       80,979
 Underlying EBITDA     14,909   7,280     3,036       232       25,457
 Operating income     -10,900 -35,001     1,396    -1,453      -45,958
 Underlying operating   3,582   3,795     1,396    -1,453        7,320
 income

 Pro forma(a)                  Jan-Dec 2002  Jan-Dec 2001 Jan-Dec
 MSEK                                                        2000
 Condensed Income Statements
 Net sales                           80,979        80,925  74,070
 Underlying ebitda                   25,457        21,768  20,681
 Operating income                   -45,958         9,586  20,852
 INCOME AFTER FINANCIAL ITEMS       -46,791         5,253  20,382
 NET INCOME                         -32,890         2,143  15,239

 Pro forma(a)                                 Dec 31,
 MSEK                                            2002
 Condensed Balance Sheet
 FIXED ASSETS                                 171,656
 Current assets                                33,714
 Total assets                                 205,370
 SHAREHOLDERS' EQUITY                         108,829
 MINORITY INTERESTS                             5,120
 PROVISIONS                                    18,324
 LONG-TERM LOANS                               31,336
 Short-term loans                              12,608
 Non-interest-bearing liabilities              29,153
 TOTAL EQUITY AND LIABILITIES                 205,370
 Pro forma(a)                              Jan-Dec   Jan-Dec   Jan-Dec
 MSEK                                         2002      2001      2000
 Condensed Cash Flow Statements
 Cash flow from operating activities        20,717    14,181    14,405
 Intangible and tangible assets acquired   -11,183   -21,189   -20,515
 Free cash flow                              9,534    -7,008    -6,110
 Other investing activities                  7,685    35,200   -23,491
 Cash flow from investing activities        -3,498    14,011   -44,006
 Cash flow from financing activities       -21,889   -20,511    63,971
 Cash flow for the period                   -4,670     7,681    34,370

 (a) Assuming a 100% ownership of Sonera and excluding Telia's
     Finnish mobile operations and Swedish cable TV operations

Financial Information/Underlying EBITDA

This year-end report includes information on "underlying EBITDA" and on other similar "underlying" measures of TeliaSonera's results of operations. Underlying EBITDA equals operating income before depreciation, amortization and write-downs, net of items not reflecting underlying business operations and excluding income from associated companies. Items not reflecting underlying business operations include capital gains and losses, restructuring/phase-out of operations, personnel redundancy costs, and expenses in conjunction with the initial public offering in 2000. TeliaSonera's management uses underlying EBITDA and operating income as the principal measures for monitoring profitability in internal operations. Management believes that, besides operating income, underlying EBITDA is also a measure commonly reported and widely used by analysts, investors and other interested parties in the telecommunications industry. Accordingly, underlying EBITDA is presented to enhance the understanding of TeliaSonera's historical operating performance. Underlying EBITDA, however, should not be considered as an alternative to operating income as an indicator of our operating performance. Similarly, underlying EBITDA should not be considered as an alternative to cash flows from operating activities as a measure of liquidity. Underlying EBITDA is not a measure of financial performance under IAS or U.S. GAAP and may not be comparable to other similarly titled measures for other companies. Underlying EBITDA is not meant to be predictive of potential future results.

Forward-Looking Statements

This press release may contain forward-looking statements regarding TeliaSonera's mandatory redemption offer to Sonera's shareholders and warrantholders. Statements that are not strictly historical statements, including statements about TeliaSonera's and Sonera's beliefs and expectations, constitute forward-looking statements. By their nature, forward-looking statements are subject to risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. TeliaSonera and Sonera are under no obligation to, and expressly disclaim such obligation to, update or alter their forward-looking statements, whether as a result of new information, future events or otherwise. Restrictions on Ability of Certain Persons to Participate in the Mandatory Redemption Offer. Due to restrictions under the securities laws of Australia, the Hong Kong Special Administrative Region of the People's Republic of China, Japan and New Zealand, the mandatory redemption offer, insofar as it comprises an offer of TeliaSonera securities, will not be made in any of Australia, the Hong Kong Special Administrative Region of the People's Republic of China, Japan or New Zealand. The mandatory redemption offer will, however, insofar as it comprises an offer of cash, be made in Australia, the Hong Kong Special Administrative Region of the People's Republic of China, Japan and New Zealand. Due to restrictions under the laws of Italy and South Africa, the mandatory redemption offer, both as it comprises an offer of TeliaSonera securities or cash, will not be made in Italy or South Africa.

Cautionary Disclaimer/Legend

On December 9, 2002, Telia announced the completion of its exchange offer for all of the outstanding shares, including shares in the form of American depositary shares, or ADSs, and certain warrants of Sonera. Effective December 9, 2002, Telia changed its name to TeliaSonera. As a result of the completion of the exchange offer, TeliaSonera, pursuant to Finnish law, commenced a mandatory redemption offer to acquire all of the outstanding shares, including shares in the form of ADSs, and warrants of Sonera were not tendered in the exchange offer. The contents of this document are neither an offer to purchase nor a solicitation of an offer to sell shares of TeliaSonera. Any offer in the United States will only be made through a prospectus, as amended or supplemented, which is part of a registration statement on Form F-4 which Telia originally filed with the U.S. Securities and Exchange Commission (the "SEC") on October 1, 2002. Sonera shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4, as it may be amended from time to time, the prospectus, including any amendments or supplements thereto, included therein and other documents relating to the offer that TeliaSonera has filed or will file with the SEC because these documents contain important information relating to the offer. You may obtain a free copy of these documents at the SEC's web site at www.sec.gov. You may also inspect and copy the registration statement on Form F-4, and any amendment thereto, as well as any documents incorporated by reference therein at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1- 800-SEC-0330 for further information about the public reference room. These documents may also be obtained free of charge by contacting TeliaSonera AB, Investor Relations, SE-123 86 Farsta, Sweden. Attention: External Communications or Investor Relations (tel: +46 8 7137143), or Sonera Corporation, Teollisuuskatu 15, P.O. Box 106, FIN-00051 SONERA, Finland. Attention: Investor Relations (tel: +358 20401). YOU SHOULD READ THE PROSPECTUS, AND ANY AMENDMENTS OR SUPPLEMENTS THERETO CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

For further information, journalists can contact:

TeliaSonera's Press Office, phone +46 8 713 58 30

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The following files are available for download:

www.waymaker.net/bitonline/2003/02/26/20030225BIT01330/wkr0001.doc

www.waymaker.net/bitonline/2003/02/26/20030225BIT01330/wkr0002.pdf